Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs the renewal on the date hereof, through its controlled company Itaú Unibanco S.A., of the commercial cooperation agreement with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”) for another 10 years. Such agreement establishes Itaú Unibanco’s (i) exclusive right to offer auto financing in Fiat’s promotional campaigns to sell new vehicles, and (ii) exclusive right to use the Fiat brand in activities related to automobile financing.

The operation is not expected to have any significant impact on Itaú Unibanco’s results.

This transaction restates Itaú Unibanco’s confidence in Brazil’s future and in its relationship with strategic partners, reiterating its long-term commitment to the Brazilian financial market, to client satisfaction and to the creation of stockholder value.

São Paulo (SP), August 20, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer